

03054847



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 31173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coordinated Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 River Place Commerce Center III
(No. and Street)

Madison	WI	53716
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mari Buechner (608) 221-4545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

115 S. 84th Street, Suite 400	Milwaukee	WI	53214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Larry E. Peters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coordinated Capital Securities, Inc., as of March 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Larry E. Peters, Director

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of
Coordinated Capital Holdings, Inc.)
Madison, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

March 31, 2003

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

TABLE OF CONTENTS



Virchow Krause & company

Board of Directors
Coordinated Capital Securities, Inc.
Madison, Wisconsin

We have audited the accompanying balance sheet of Coordinated Capital Securities, Inc. (a wholly-owned subsidiary of Coordinated Capital Holdings, Inc.) as of March 31, 2003 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coordinated Capital Securities, Inc. as of March 31, 2003 and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
April 24, 2003

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

BALANCE SHEET
March 31, 2003

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 67,387
Commissions receivable	222,596
Marketable securities	58,390
Total Current Assets	348,373
OTHER ASSETS	
Customer list	42,000
TOTAL ASSETS	$ 390,373

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 5,588
Commissions payable	216,920
Total Current Liabilities	222,508
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 56,000 shares authorized; 6,000 shares issued and outstanding	6,000
Additional paid-in capital	229,476
Accumulated deficit	(67,611)
Total Stockholder's Equity	167,865
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 390,373

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF OPERATIONS
Year Ended March 31, 2003

REVENUE	
Commissions	$ 3,967,218
Other income	349,283
Total Revenue	4,316,501
OPERATING EXPENSES	
Commissions, other compensation and related benefits	3,110,480
Clearing and execution	183,834
Management fees	890,484
Other operating expenses	194,320
Total operating expenses	4,379,118
NET LOSS	$ (62,617)

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY
Year Ended March 31, 2003

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCES, March 31, 2002	$ 6,000	$ 165,476	$ (4,994)	$ 166,482
2003 net loss	-	-	(62,617)	(62,617)
Capital contributions	-	64,000	-	64,000
BALANCES, March 31, 2003	$ 6,000	$ 229,476	$ (67,611)	$ 167,865

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF CASH FLOWS
Year Ended March 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (62,617)
Adjustments to reconcile net loss to net cash flows from operating activities	
Net loss on investments	3,705
Changes in operating assets and liabilities	
Accounts receivable	42,472
Accounts payable	(8,452)
Commissions payable	(70,467)
Net Cash Flows from Operating Activities	(95,359)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of investments	25,495
Purchase of investments	(28,819)
Net Cash Flows from Investing Activities	(3,324)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	22,000
Net Change in Cash and Cash Equivalents	(76,683)
CASH AND CASH EQUIVALENTS - Beginning of Year	144,070
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 67,387

Noncash investing and financing activities	
Capital contribution of assets of Coltrane Securities Network, Inc.	$ 42,000

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS
March 31, 2003

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Coordinated Capital Securities, Inc. is a Wisconsin corporation formed on December 8, 1982 for the purpose of conducting business as a broker-dealer in securities. The Company deals in mutual funds and variable annuity investments with investment companies throughout the United States on behalf of customers in Wisconsin. The Company provides discount brokerage services through its division, Coltrane Securities. The Company is a wholly-owned subsidiary of Coordinated Capital Holdings, Inc.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities are short-term investments classified as trading securities and are available to support current operations. They are carried at the estimated fair value based on market quotes. Realized and unrealized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Reserves and Custody of Securities

For transactions in mutual fund shares and variable annuity products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items, (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not otherwise hold customer funds or securities or perform custodial services for customers, and that it effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Commission Revenue

The Company recognizes revenue at the time applications are completed and submitted. Transactions involving registered traded securities are processed through a clearing broker-dealer and commissions are recorded on a trade date basis.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS
March 31, 2003

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Intangible Assets

The customer list is carried at cost. Each year the Company reviews the list and writes off any accounts which are no longer active customers.

Impairment of Long-Lived Assets

The company reviews long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses.

Income Taxes

The Company is included in the consolidated income tax return of its parent company. The parent company collects the income taxes owed by the Company by way of the management fees; therefore, no provision for income taxes is included.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2003, the Company had net capital of $96,543 and net capital requirement of $50,000. The Company's net capital ratio as of March 31, 2003 was 2.3 to 1.

NOTE 3 - Balance Sheet Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

NOTE 4 - Related Party Transactions

The Company is wholly owned by Coordinated Capital Holdings, Inc. (CCH). Through common ownership/management, the Company is also affiliated with Coordinated Capital Consultants of Wisconsin, Inc., and Coordinated Partners, Inc. Coordinated Partners, Inc. is the general partner of several limited partnerships.

The parent (CCH) assumes responsibility for all income tax liabilities. Income tax expense is recorded through management fees.

During the period ended March 31, 2003, the company paid management fees of $890,484 to CCH. Included in these fees were reimbursements for office space, administrative assistance, and other miscellaneous operating expenses.

NOTE 5 - Purchase of Discount Brokerage

Effective September 18, 2002, the parent company purchased the assets of a discount brokerage service, Coltrane Securities Network, Inc., for $42,000, and contributed the assets to the Company. The purchase price entitled the Company to the Coltrane name, website, and the right to service Coltrane customers. The discount brokerage activities purchased are conducting business under the name Coltrane Securities, a division of Coordinated Capital Securities, Inc.



Virchow Krause & company

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL FINANCIAL INFORMATION

Board of Directors
Coordinated Capital Securities, Inc.
Madison, Wisconsin

We have audited the accompanying financial statements of Coordinated Capital Securities, Inc. (a wholly-owned subsidiary of Coordinated Capital Holdings, Inc.) as of and for the year ended March 31, 2003 and have issued our report thereon dated April 24, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental financial information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
April 24, 2003

SUPPLEMENTAL INFORMATION

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
Year Ended March 31, 2003

AGGREGATE INDEBTEDNESS	
Account payables	$ 5,588
Commission payable	216,920
Total Aggregate Indebtedness	$ 222,508
Minimum required net capital (based on aggregate indebtedness)	$ 14,833
NET CAPITAL	
Stockholder's equity	$ 167,865
Deductions:	
Non-allowable commissions receivable	(24,870)
Haircuts on investments	(4,452)
Other long-term assets	(42,000)
Net Capital	96,543
Net capital requirement (Minimum)	50,000
Capital in excess of minimum requirement	$ 46,543
Ratio of aggregate indebtedness to net capital	2.3 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.



VirchowKrause & company

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Coordinated Capital Securities, Inc.
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedule of Coordinated Capital Securities, Inc. (the Company), for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
April 24, 2003